

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk



31 January, 20[illegible]

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 21 January 2005.
- Notification of Directors' Interests in Anglo American plc dated 28 January 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,885,552 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 January 2005	192
25 January 2005	-
26 January 2005	3,501
27 January 2005	11,200
28 January 2005	2,400

The Company was advised of these transactions on 28 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
28 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,885,552 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 January 2005	192
25 January 2005	-
26 January 2005	3,501
27 January 2005	11,200
28 January 2005	2,400

The Company was advised of these transactions on 28 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
28 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,885,552 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 January 2005	192
25 January 2005	-
26 January 2005	3,501
27 January 2005	11,200
28 January 2005	2,400

The Company was advised of these transactions on 28 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
28 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,885,552 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 January 2005	192
25 January 2005	-
26 January 2005	3,501
27 January 2005	11,200
28 January 2005	2,400

The Company was advised of these transactions on 28 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
28 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,885,552 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 January 2005	192
25 January 2005	-
26 January 2005	3,501
27 January 2005	11,200
28 January 2005	2,400

The Company was advised of these transactions on 28 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
28 January 2005

ARS: 663382
RNS 6750H.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,902,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 January 2005	10,615
18 January 2005	24,368
19 January 2005	15,840
20 January 2005	2,000
21 January 2005	5,614

The Company was advised of these transactions on 21 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar



N Jordan
Secretary
21 January 2005

CC: AWC
NUS
SEC (+5)

ARS: 663382
RNS 6750H.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,902,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 January 2005	10,615
18 January 2005	24,368
19 January 2005	15,840
20 January 2005	2,000
21 January 2005	5,614

The Company was advised of these transactions on 21 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar



N Jordan
Secretary
21 January 2005

CC: AWC
NvS
SEC (+5)

RNS 6750H.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,902,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 January 2005	10,615
18 January 2005	24,368
19 January 2005	15,840
20 January 2005	2,000
21 January 2005	5,614

The Company was advised of these transactions on 21 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar



N Jordan
Secretary
21 January 2005

CC: AWL
NJS
SEC (+5)

RNS . 665302
RNS 6750H.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,902,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 January 2005	10,615
18 January 2005	24,368
19 January 2005	15,840
20 January 2005	2,000
21 January 2005	5,614

The Company was advised of these transactions on 21 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar



N Jordan
Secretary
21 January 2005

CC: AWC
NUS
SEC (+5)

RNS . 6635 0Q
RNS 6750H.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,902,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 January 2005	10,615
18 January 2005	24,368
19 January 2005	15,840
20 January 2005	2,000
21 January 2005	5,614

The Company was advised of these transactions on 21 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar



N Jordan
Secretary
21 January 2005

CC: AWC
NUS
SEC (+5)